[DIRECTED SERVICES LLC STATIONERY]

October 1, 2010

United States Securities and Exchange Commission 100 F Street, NE, Room 1580 Washington, DC 20549

Re:	ING Life Insurance and Annuity Company
Variable Annuity Account B
Registration Statement on Form N-4: ING express Retirement Variable Annuity
File Nos.: 333-167182 and 811-02512

Dear Sir or Madam:

Directed Services LLC, as underwriter, hereby requests that the effective date of Pre-Effective Amendment
No. 1 to the Registration Statement on Form N-4 be accelerated to October 1, 2010 or as soon thereafter as practicable. This request is being made pursuant to Rule 461 under the Securities Act of 1933.

Respectfully,

DIRECTED SERVICES LLC

By: /s/ Richard E. Gelfand
Richard E. Gelfand
Chief Financial Officer

1475 Dunwoody Drive
West Chester, PA 19380-1478

Tel: (610) 425-3563
Fax: (610) 425-3520